Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian Lynch, Esq.
202.419.8416
clynch@stradley.com

September 25, 2017
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Keith Gregory, Esquire

Re:	VanEck Funds
File Nos. 811-04297 and 002-97596

Dear Mr. Gregory:

On behalf of the VanEck Funds (the "Registrant"), and the series VanEck Morningstar Wide Moat Fund (the "Fund"), included in Post-Effective Amendment No. 150 (the "Amendment") to the Registrant's registration statement on Form N-1A, below you will find the Registrant's response to your request, conveyed on September 14, 2017, for complete fee and expense information for the Fund when available.
The Amendment was filed with the U.S. Securities and Exchange Commission ("SEC") on August 21, 2017, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act").
The Registrant intends to file an additional letter, in conjunction with its filing pursuant to Rule 485(b) of the Securities Act, in order to respond to any other comments conveyed.
The response below will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.
General Comments
1.	Comment: Please ensure that complete fee tables are filed via EDGAR correspondence as soon as practical. Response: The updated tables are included in Appendix A

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (202) 419-8416 or Alison M. Fuller at (202) 419-8412, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Cillian M. Lynch Cillian M. Lynch, Esquire

cc:           Laura Martinez, Esquire
Jonathan R. Simon, Esquire
Fabio Battaglia III, Esquire
Alison M. Fuller, Esquire

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Appendix A

VANECK MORNINGSTAR WIDE MOAT FUND (CLASS I, Z)

I. SUMMARY INFORMATION
FUND FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.
Shareholder Fees
(fees paid directly from your investment)

	Class I	Class Z

Maximum Sales Charge (load) imposed on purchases (as a percentage of offering price)	0.00%	0.00%
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of the net asset value or purchase price)	0.00%	0.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class Z

Management Fees	0.45%	0.45%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses[2]	0.20%	0.20%
Total Annual Fund Operating Expenses	0.65%	0.65%
Fee Waivers and/or Expense Reimbursements [1]	-0.06%	-0.16%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.59%	0.49%

[1]
Van Eck Associates Corporation (the "Adviser") has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, dividends and interest payments on securities sold short, taxes and extraordinary expenses) from exceeding 0.59% for Class I, and 0.49% for Class Z of the Fund's average daily net assets per year until May 1, 2019. During such time, the expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.

[2]	Other expenses are based on estimated amounts for the current fiscal year.

Expense Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of these periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, and applies fee waivers and/or expense reimbursements, if any, for the periods indicated above under "Annual Fund Operating Expenses". Although your actual expenses may be higher or lower, based on these assumptions, your costs would be:

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VANECK MORNINGSTAR WIDE MOAT FUND (CLASS I, Z) (continued)

	1 Year	3 Years

Class I	$60	$202
Class Z	$50	$192

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